Filed by Sibanye Gold Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Sibanye Gold Limited

Commission File Number: 001-35785

Date: October 4, 2019

SIBANYE GOLD LIMITED	SIBANYE STILLWATER LIMITED
Trading as Sibanye-Stillwater	Registration Number 2014/243852/06
Registration Number 2002/031431/06	Incorporated in the Republic of South Africa
Incorporated in the Republic of South Africa	(“Sibanye-Stillwater”)
Share Code: SGL
ISIN Code: ZAE000173951
(“SGL” or “the Company” or “the Group”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAW OR REGULATION

MARKET RELEASE

Sibanye Gold Limited commences internal restructuring process, creating a new holding company and listings for the Group

IN ORDER TO EFFECT AN INTERNAL RESTRUCTURING WHICH CREATES A MORE EFFICIENT GROUP STRUCTURE, THE GROUP ANNOUNCES A FIRM INTENTION IN RESPECT OF AN OFFER BY SIBANYE-STILLWATER TO ACQUIRE 100% OF THE ISSUED ORDINARY SHARE CAPITAL OF SIBANYE GOLD LIMITED, BY WAY OF A SCHEME OF ARRANGEMENT AND THE LISTING OF SIBANYE-STILLWATER SHARES ON THE JOHANNESBURG STOCK EXCHANGE AND AMERICAN DEPOSITARY SHARES ON THE NEW YORK STOCK EXCHANGE TO REPLICATE THE LISTINGS OF SGL

Key Highlights:

•                  The current corporate structure of Sibanye Gold Limited has the current South African gold assets at holding company level

•                  With the growth of the Company the PGM acquisitions of Aquarius, Rustenburg Platinum, Stillwater and more recently Lonmin have been incorporated as subsidiaries of the holding company

•                  To ensure structural flexibility and efficiency it is deemed appropriate to have the gold assets included as a subsidiary of the holding company

•                  This effectively requires a new holding company to be listed with the same shareholders and exactly the same shares in the new holding company to be issued to existing shareholders. The new holding company will replicate the corporate governance structures and policies of Sibanye Gold Limited. This will be achieved through a proposed scheme of arrangement

•                  The new holding company will be called Sibanye-Stillwater and the gold subsidiary will retain the name Sibanye Gold Limited

1.              Introduction

In order to effect the internal restructuring, which is expected to create a more efficient Group structure, the board of directors of SGL (“SGL Board”) has received an offer from Sibanye-Stillwater, a wholly owned subsidiary of SGL, (the “Sibanye-Stillwater Offer”) to acquire the entire issued share capital of SGL (“SGL Shares”) held by shareholders of SGL on the record date of the scheme (“SGL Shareholders”) by way of a scheme of arrangement (“Scheme”) in terms of section 114 of the South African Companies Act, 2008 (“Companies Act”), at a consideration of 1 (one) Sibanye-Stillwater share for each SGL Share held (including the SGL Shares represented by the SGL American depository shares (“SGL ADSs”), with no entitlement to cash (“Scheme Consideration”).

SGL and Sibanye-Stillwater have entered into an agreement in relation to the Scheme (“Scheme Implementation Agreement”). The Scheme Implementation Agreement contains, amongst other things, the conditions precedent to which the Scheme is subject (“Scheme Conditions Precedent”), provisions regarding the implementation of the Scheme and certain warranties and representations given by each of SGL and Sibanye-Stillwater.

The implementation of the Scheme is subject to the fulfilment or waiver of the Scheme Conditions Precedent including, amongst others, approval of the Scheme by the SGL Shareholders. If all of the Scheme Conditions Precedent are not fulfilled or waived, as the case may be, the Scheme will not be implemented and the SGL Shareholders will retain their SGL Shares.

2.              Information about SGL and the Group

The Group is an independent, global precious metal mining group, producing a mix of metals that includes gold and platinum group metals. Following the successful completion of the acquisition of Lonmin plc and its associated mining, retreatment, smelter, base and precious metal refinery assets in South Africa in June 2019, the Group has become the world’s largest primary producer of platinum, the second largest producer of palladium and a leading global producer of gold  from diversified operations spanning southern Africa and the Americas.

In the Americas, the Group owns PGM, gold and copper operations and projects located in the United States, Canada and Argentina. The US PGM Operations consist of the East Boulder and Stillwater mining operations and the Columbus Metallurgical Complex which are located in the state of Montana, United States. The Columbus Metallurgical Complex houses the concentrator and smelter facilities as well as a base metal refinery, which produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts. The Group has a joint venture on an exploration-stage project, Marathon, a PGM-copper porphyry in Ontario, Canada with Generation Mining Limited, as well as a joint venture on the Altar copper-gold project in Argentina with Aldebaran Resources Inc.  The Group also holds a 19.9% interest in Aldebaran which provides indirect exposure to the Argentine exploration assets of Aldebaran, including the Rio Grande and Aguas Calientes projects.

In Southern Africa the Group owns PGM and gold operations and projects located in South Africa and Zimbabwe.

The South African PGM assets include the Kroondal, Rustenburg, Platinum Mile operations and the Marikana operations (which were acquired as part of the Lonmin acquisition), which are all located on the western limb of the Bushveld Complex in South Africa. The Mimosa joint venture is situated on the southern portion of the Great Dyke in Zimbabwe.

The Group is an integrated, mine-to-market producer of PGMs in South Africa owning a PGM smelter as well as base and precious metals refineries.  The Group also holds various PGM projects including Limpopo PGM projects, located on the eastern limb of the Bushveld complex, and the Akanani PGM project, located on the northern limb of the Bushveld complex.

The South African gold assets include the underground and surface gold mining operations in South Africa, being the Driefontein and Kloof operations in the West Witwatersrand region of the Gauteng province and the Beatrix operation in the southern Free State province and associated gold extraction and processing facilities where ore is treated and beneficiated to produce gold doré. The Group also owns a 38.05% equity interest in DRDGOLD Limited, a world leader in surface gold tailings retreatment. In addition, the Group has several South African gold projects in its portfolio.

3.              Information about Sibanye-Stillwater

Sibanye-Stillwater is a public company that was incorporated under the laws of South Africa on 7 November 2014. Sibanye-Stillwater has 1 ordinary share in issue, which is held by SGL and is therefore currently a wholly-owned subsidiary of SGL and has no trading history and no assets.

4.              Rationale

The Scheme is being proposed to create a more efficient corporate structure and to facilitate the Group’s growth strategy by reorganising the Group’s existing operations. Following the implementation of the Scheme, Sibanye-Stillwater will serve as the holding company of the Group.

In 2012, Gold Fields Limited proposed the unbundling of its 100% owned subsidiary, GFI Mining South Africa Proprietary Limited (“GFIMSA”), which owns the Kloof, Driefontein and Beatrix Operations as well as various service companies. GFIMSA was subsequently listed on the Johannesburg Stock Exchange (“JSE”) and New York Stock Exchange (“NYSE”) in 2013 as “Sibanye Gold Limited”.

The Group has pursued an acquisitive growth strategy and has acquired a significant portfolio of PGM assets, located both in Southern Africa and North America, which are primarily held under Sibanye Platinum Proprietary Limited (“Sibanye Platinum”), a wholly owned subsidiary of SGL.

SGL continues to hold the Kloof, Driefontein and Beatrix Operations directly. In order to create a corporate structure whereby the SGL gold and PGM portfolios are each held within their own distinct legal entities, SGL is proposing that, as contemplated under the Scheme, Sibanye-Stillwater acquires the entire issued share capital of SGL in exchange for the issue and allotment of shares in Sibanye-Stillwater to the SGL Shareholders. Sibanye-Stillwater will serve as the holding company for the Group.

In addition, and subsequent to, the implementation of the Scheme, the Group expects the shareholding of Sibanye Platinum will be reorganised, the end result being: (i) all of the issued shares in Sibanye Platinum will be directly held by Sibanye-Stillwater and will no longer be held directly by SGL (which will be a Sibanye-Stillwater subsidiary), as is currently the case; and (ii) SGL, as a wholly-owned subsidiary of Sibanye-Stillwater, will hold the Group’s gold portfolio and Sibanye Platinum will hold the Group’s PGM portfolio.

5.              Mechanics of the Scheme and Scheme Consideration

The Scheme is proposed by the SGL Board between SGL and the SGL Shareholders. If the Scheme becomes unconditional and is implemented:

(i)                           Sibanye-Stillwater will acquire all of the SGL Shares, including the SGL Shares represented by the SGL ADSs, from the SGL Shareholders, with each SGL Shareholder receiving 1 (one) Sibanye-Stillwater Share for each SGL Share (including the SGL Shares represented by the SGL ADSs) held (“Entitlement Ratio”), with no entitlement to cash;

(ii)                        the ADS Depositary will separately call for the surrender of all outstanding SGL ADSs (each representing 4 (four) SGL Shares) on a mandatory basis and, upon the surrender of the SGL ADSs, the ADS Depositary will separately deliver, on a one-for-one basis Sibanye-Stillwater American depository shares (the “Sibanye-Stillwater ADSs”) (each representing 4 (four) Sibanye-Stillwater shares), resulting in each former registered holder of SGL ADS (the “SGL ADS Holders”) receiving 1 (one) Sibanye-Stillwater ADS for each SGL ADS, with no entitlement to cash;

(iii)                     Sibanye-Stillwater will hold all of the issued SGL Shares;

(iv)                    SGL will become a wholly-owned subsidiary of Sibanye-Stillwater;

(v)                       the Sibanye-Stillwater shares will be listed on the main board of the JSE;

(vi)                    SGL Shareholders will become shareholders in Sibanye-Stillwater and SGL ADS Holders will become registered holders of Sibanye-Stillwater ADSs;

(vii)                 the SGL Shares will thereafter be delisted from the JSE;

(viii)              the Sibanye-Stillwater ADSs will be listed on the NYSE, subject to NYSE approval; and

(ix)                    the SGL ADSs will be delisted from the NYSE.

Sibanye-Stillwater will have sufficient unissued shares in its authorised share capital in order to issue so many Sibanye-Stillwater shares as may be required to fully satisfy the Scheme Consideration. Sibanye-Stillwater will on the implementation date and immediately following the implementation of the Scheme, repurchase and cancel from SGL the 1 (one) Sibanye-Stillwater Share held by SGL, such that the Sibanye-Stillwater Shares in issue immediately after implementation of the Scheme will be equivalent to the SGL Shares in issue immediately prior to implementation of the Scheme.

6.              Conditions precedent

The implementation of the Scheme is subject to the fulfilment or waiver of the Scheme Conditions Precedent as set out in the Scheme Implementation Agreement, including certain regulatory clearances and approvals required to implement the Scheme. If all of the Scheme Conditions Precedent are not fulfilled or waived, as the case may be, the Scheme will not be implemented, and the SGL Shareholders and SGL ADS Holders will retain their SGL Shares and SGL ADSs, respectively.

Particular parts of the Scheme Conditions Precedent which must be fulfilled prior to the posting of the circular in respect of the Scheme (the “Scheme Circular”) and the JSE pre-listing statement (“Pre-Listing Statement”) include, but are not limited to, the following:

•                  the approval of the Scheme Circular by the Takeover Regulation Panel (“TRP”) and the JSE;

•                  the approval of the Pre-Listing Statement by the JSE; and

•                  the approval of the Scheme by the South African Reserve Bank in accordance with the South African Exchange Control Regulations, to the extent such approval is required;

The Scheme Conditions Precedent which must be fulfilled or waived (to the extent legally permissible) prior to the implementation of the Scheme include, but are not limited to, the following:

•                  To the extent required by SGL in order to implement the Scheme and as applicable, written notification of the Scheme is given to third party financiers or security holders of SGL or the unconditional written approval from any such third party financier or security holder of SGL is obtained or, if such approval is given subject to conditions, the written acceptance of such conditions by SGL;

•                  resolutions for the approval and implementation of the Scheme being passed by the requisite majority of SGL Shareholders;

•                  the U.S. Securities Exchange Commission (the “SEC”) shall have declared the effectiveness of the a registration statement on Form F-4 relating to the Scheme (“2019 Form F-4”) and a registration statement on Form F-6 relating to the Sibanye-Stillwater ADSs (“2019 Form F-6”) and no stop order suspending the effectiveness of the 2019 Form F-4 and 2019 Form F-6 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

•                  the admission to listing by way of an introduction of all Sibanye-Stillwater shares on the main board of the JSE, including in particular the Scheme Consideration Shares;

•                  the approval by the JSE of all documentation required by the JSE to be submitted to it in connection with the listing;

•                  the approval for listing of the Sibanye-Stillwater ADSs on the NYSE; and

•                  the issuance by the TRP of a compliance certificate with respect to the Scheme and its implementation, as contemplated in section 121(b)(i) of the Companies Act.

SGL and Sibanye-Stillwater have filed, or are in the process of filing, notices and applications to obtain the necessary regulatory clearances and approvals in connection with the Scheme.

7.              Share Plans

SGL established a share plan in 2013 and again in 2017 (collectively referred to as the “Share Plans”), the purpose of which is to provide selected employees of any Group company (“Participants”) with the opportunity of receiving SGL Shares as an incentive to such employees and as a retention mechanism. Should the Scheme become unconditional and be implemented, Participants will continue to participate in the respective Share Plans, but the unvested awards granted to the Participants pursuant to the Share Plans shall be converted into an equal number of awards in respect of Sibanye-Stillwater shares, subject to the same restrictions that are applicable under the Share Plans. This ensures that such Share Plan Participants are in a position, after implementation of the Scheme, which substantively mirrors the position they would have been in, had the Scheme not been implemented on the basis that the same restrictions apply. Accordingly, no adjustments will be made regarding the number of Sibanye-Stillwater shares which comprise the relevant share award.

8.              Beneficial interests

Sibanye-Stillwater does not hold any direct or indirect beneficial interests in SGL shares.

9.              Pro forma financial information

Sibanye-Stillwater will, in terms of the proposed Scheme, acquire all the SGL Shares, including SGL Shares represented by SGL ADSs, from the SGL Shareholders, with each SGL Shareholder receiving, in accordance with the Entitlement Ratio, 1 (one) Sibanye Stillwater Share for every 1 (one) SGL Share held, with no entitlement to cash.

The acquisition of SGL does not represent a business combination as defined by IFRS 3. This is because neither party to the Scheme can be identified as an accounting acquirer in the transaction, and post the implementation there is no change of economic substance or ownership in the Group. The existing SGL Shareholders will have the same commercial and economic interest as they have prior to the implementation of the Scheme and no additional new ordinary shares of SGL will be issued as part of the Scheme. The consolidated financial statements of Sibanye-Stillwater therefore reflect that the arrangement is in substance a continuation of the existing Group. Sibanye-Stillwater’s comparative information will be presented as if the reorganisation had occurred before the start of the earliest period presented.

Full details of the pro forma financial effects of the Scheme, together with the Reporting Accountants’ Report thereon will be contained in the Scheme Circular.

Pro forma financial effects on earnings and net asset value

The table below sets out the pro forma financial effects, including the associated transaction costs, of the Scheme on the reviewed condensed financial statements of Sibanye-Stillwater for the six months ended 30 June 2019. The pro forma financial effects illustrates the impact of the Scheme had it been effective on 30 June 2019 for purposes of the pro forma condensed consolidated statement of financial position and 1 January 2019 for purposes of the pro forma condensed consolidated income statement and pro forma condensed consolidated statement of other comprehensive income.

The pro forma financial effects have been prepared for illustrative purposes only and because of its nature may not fairly present Sibanye-Stillwater’s financial position, changes in equity, results of operations or cash flows. The pro forma financial effects presented below does not purport to be indicative of the financial results and effects of the Scheme if it had been implemented on a different date.

The pro forma financial effects have been prepared using IFRS accounting policies that are consistent with those applied by SGL in its reviewed financial statements as at its latest reporting date of 30 June 2019, which Sibanye-Stillwater will adopt on successful completion of the Scheme. The Pro Forma financial information is presented in accordance with the JSE Listing Requirements and the SAICA Guide on Pro Forma Financial Information.

The SGL Board are responsible for the compilation, contents and preparation of the pro forma financial information.

	Before the Scheme (1)		After the Scheme (2) (3)
	Sibanye- Stillwater	SGL	Sibanye- Stillwater	Effect %
For the six months ended 30 June 2019:
Basic and diluted Earnings Per Share (“EPS”) (cents) (2)	0	(11)	(13)	18.2
Basic and diluted Headline Earnings Per Share (“HEPS”) (cents) (2)	0	(54)	(56)	3.7
As at 30 June 2019:
Net asset value per share (“NAVPS”) (cents) (3)	0	1,133.5	1,131.7	(0.2)
Tangible net asset value per share (“TNAVPS”) (cents) (3)	0	853.7	851.9	(0.2)
Total number of shares in issue (‘000) (4a)	1	2,670,029	2,670,029	0
Total weighted average number of shares in issue (‘000) (4b)	1	2,341,567	2,341,567	0

Notes and assumptions:

(1)         The financial information in the “Before the Scheme” column has been extracted without adjustment from the reviewed condensed interim financial statements of Sibanye-Stillwater and the reviewed condensed consolidated interim financial statements of SGL.

(2)         The pro forma financial information for the purpose of the EPS and HEPS in the “After the Scheme” column illustrates the effect of the Scheme on the “Before the Scheme” financial information as if the Scheme had become effective on 1 January 2019. The “After the Scheme” column takes into account the estimated transaction costs being R48.8 million that are deemed not tax deductible, as it relates to EPS and HEPS. These costs are not expected to have a continuing effect on Sibanye-Stillwater’s pro forma condensed consolidated income statement and pro forma condensed consolidated statement of other comprehensive income.

(3)         The pro forma financial information for the purpose of the NAVPS and TNAVPS in the “After the Scheme” column illustrate the effect of the Scheme on the “Before the Scheme” financial information as if the Scheme had been implemented on 30 June 2019. The “After the Scheme” column takes into account the following adjustments and assumptions:

(a)         the estimated transaction costs being R48.8 million which will be expensed with a corresponding increase to trade and other payables.

(4)         Due to the one for one share exchange ratio with no entitlement to cash, the Scheme has no effect on:

(a)         the number of issued shares as at 30 June 2019 for the purpose of the NAVPS and TNAVPS calculations; and

(b)         the weighted number of shares for the six months ended 30 June 2019 for the purpose of the EPS and HEPS calculations.

10.       Important dates and times

The important dates and times in respect of the Scheme will be detailed in the Scheme Circular and 2019 Form F-4.

11.       Independent expert opinion and recommendation

In accordance with section 114 of the Companies Act, the SGL independent board constituted of all the independent non-executive directors of SGL (“Independent Board”), being Dr Vincent Maphai, Timothy Cumming, Savannah

Danson, Harry Kenyon-Slaney, Richard Menell, Nkosemntu Nika, Keith Rayner, Susan van der Merwe and Jerry Vilakazi, has appointed PricewaterhouseCoopers Corporate Finance Proprietary Limited (“PwC”) to provide an independent expert opinion regarding the Scheme. Taking into consideration the terms and conditions of the Scheme, PwC is of the opinion that such terms and conditions are fair and reasonable to SGL Shareholders. PwC’s independent expert report will be included in the Scheme Circular.

The Independent Board intends, based on the information currently available to it, to make a unanimous recommendation to the SGL Shareholders to vote in favour of the resolutions to be proposed at the Scheme Meeting.

12.       Posting of documentation

The Scheme requires, inter alia, two primary sets of public documents: (i) the Scheme Circular, enclosing the notice convening the meeting of SGL Shareholders to approve of the Scheme, accompanied by the Pre-listing Statement for admission to trading and listing of the Sibanye-Stillwater Shares on the Main Board of the JSE under the ticker symbol “SSW”; and (ii) the 2019 Form F-4 and the 2019 Form F-6 approved by the SEC, for the registration of the Sibanye-Stillwater Shares and ADSs in the United States and the admission to trading and listing of the Sibanye-Stillwater ADSs on the NYSE.

The Scheme Circular and the Pre-Listing Statement which will include detailed timetables, will be posted to SGL Shareholders upon receipt of the requisite regulatory approvals, the timing of which is uncertain. SGL Shareholders and SGL ADS holders will be notified of the availability of relevant transaction documentation and the important dates and times relating to the Scheme in due course.

13.       Responsibility statements

SGL Independent Board responsibility statement

The members of the SGL Independent Board collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to SGL and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

Sibanye-Stillwater board responsibility statement

The members of the Sibanye-Stillwater board collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to Sibanye-Stillwater and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

By order of the SGL Independent Board and the Sibanye-Stillwater board.

Johannesburg, 4 October 2019.

Ends.

Investor relations contact:

James Wellsted

Head of Investor Relations SGL

+27 (0) 83 453 4014

Email: ir@sibanyestillwater.com

Corporate advisor to Sibanye-Stillwater and SGL

Qinisele Resources Proprietary Limited

South African legal advisor to Sibanye-Stillwater and SGL

Edward Nathan Sonnenbergs Incorporated

South African legal tax advisor to Sibanye-Stillwater and SGL

Cliffe Dekker Hofmeyr Incorporated

U.S. legal advisor to Sibanye-Stillwater and SGL

Linklaters LLP

Independent reporting accountant to Sibanye-Stillwater and SGL

KPMG Incorporated.

Independent auditors and independent reporting accountant to Sibanye-Stillwater and SGL

Ernst & Young Incorporated

Independent Expert to SGL

PricewaterhouseCoopers Corporate Finance Proprietary Limited

Sponsor to Sibanye-Stillwater and SGL

J.P. Morgan Equities South Africa Proprietary Limited

SAFE HARBOUR

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this Announcement  about SGL and Sibanye-Stillwater, as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “forsee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements, including, among others, those relating to future business prospects, revenues and income, statements which relate to expected timings of the Scheme and  potential Scheme benefits, PGM pricing expectations, levels of output, supply and demand, information relating to the Group’s underground Blitz Project adjacent to the east of the existing Stillwater Mine designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef, and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this announcement, are necessarily estimates reflecting the best judgement of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

By their nature, these forward-looking statements about SGL and/or Sibanye-Stillwater involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond the control of SGL and/or Sibanye-Stillwater, that could cause SGL and/or Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Moreover, new risk factors emerge from time to time and it is not possible for SGL and/or Sibanye-Stillwater to predict all such risk factors. SGL and Sibanye-Stillwater cannot assess the impact of all risk factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as may be required by applicable law. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL Annual Report on Form 20-F 2018.

IMPORTANT INFORMATION

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater intends to file a registration statement on Form F-4, which will include important information with respect to the Scheme. The final registration statement on Form F-4 will be made available to the relevant security holders of SGL.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders will be able to obtain free copies of the US Scheme offer document, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders will also be able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.